SEC FILE NUMBER 000-32509
CUSIP NUMBER 37946Q101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________

PART I REGISTRANT INFORMATION
Global Pari-Mutuel Services, Inc.
Full Name of Registrant
Former Name if Applicable 500 Fifth Avenue, Suite 810
Address of Principal Executive Office (Street and Number) New York, New York 10110
City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Global Pari-Mutuel Services, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2011 (the “Quarterly Report”) by the May 16, 2011 filing deadline applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report.  The Registrant is still in the process of compiling required information to complete the Quarterly Report.  The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Jarrett Lilien	(917)	338-7301
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☐ Yes    ☒  No

On March 31, 2010, the Registrant filed a Form 12b-25 notifying the Securities and Exchange Commission of its inability to timely file an annual report on Form 10-K for the fiscal year ended December 31, 2009 and representing that the Form 10-K would be filed no later than April 15, 2010, the date that was the fifteenth calendar day following the prescribed due date for its Form 10-K.  On June 7, 2010, however, the Registrant filed a Form 15 deregistering its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 12g-4(a)(1) and Rule 12g-4(a)(2) without first filing its Form 10-K and its Form 10-Q for the fiscal quarter ended March 31, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has entered into an agreement to sell certain of its operating subsidiaries and, as a result, the operations of such subsidiaries will be reflected as discontinued operations in the unaudited condensed consolidated financial statements as of March 31, 2011 and December 31, 2010 and for the three months ended March 31, 2011 and 2010.  Consequently, a comparison of the operating results for the three months ended March 31, 2011 to the operating results for the three months ended March 31, 2010 is not meaningful.  Although not comparable to the corresponding period for the last fiscal year, the Registrant is expected to report increased operating expenses for the three months ended March 31, 2011 due to, among other things, the development of a proposed new product.  The Registrant is not able to definitively quantify the changes in operating expenses until the Registrant’s preparation and review of the financial statements to be included in the Quarterly Report are completed.

Global Pari-Mutuel Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2011	By	/s/ R. Jarrett Lilien
Name: R. Jarrett Lilien
Title: Chief Executive Officer